FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2013

Highlights for the Period

             Earnings attributable to Enersis’ shareholders increased by 75%, mainly due to good performance in generation, to the contribution of assets received in the capital increase  and the positive effect of regulatory measures in Edesur.

             Earnings attributable to our shareholders represented 59% of total earnings, which compares favorably with 42% in 2012.

             Notwithstanding a 50% increase in shares issued as a result of the 2013 capital increase, earnings per share rose by 16.1% in 2013, reaching Ch$ 13.4.

             The financial statements for 2013 include the operation of the assets received in the capital increase since April.

             The number of customers grew by almost half a million, to over 14 million.

             EBITDA increased by 15.6% surpassing US$4.5 billion, which represents a record performance compared to historic figures, mainly due to lower costs in generation and higher revenues due to the positive impact of the regulatory measures in distribution in Argentina.

             We launched the first investment project in the context of the capital increase’s Use of Proceeds with a voluntary tender offer for the minority shares of Coelce.

ECONOMIC- FINANCIAL SUMMARY

➢  Earnings attributable to Enersis shareholders rose by 75%, compared to 2012, reaching Ch$ 658,514 million. This is mainly explained by the improved operational performance of our generation business, the incorporation of the assets resulting from the capital increase, and the positive impact of the regulatory recognition of historic higher costs in Edesur, our Argentine distribution company, as of the second quarter of 2013.

➢  The customer base in our distribution business concession zones over the last twelve months increased by 492 thousand, to over 14 million. Consolidated energy demand in the concession zones operated by Enersis showed an increase of 3.8% over 2012, continuing with the region’s strong energy demand growth trend.

➢  In generation business, net accumulated production reached 60,089 GWh, representing a 4.7% increase compared to 2012. During 2013, there was a change in generation technology sources, mainly reflected in the increase of 6,323 GWh in thermal production explained by Argentina, Chile Brazil and Colombia, while hydroelectric generation decreased 3,618 GWh. In the case of Chile, it is explained mainly by the commissioning of Bocamina II.

➢  The Company’s EBITDA increased by 15.6% to Ch$ 303,630 million, mainly the result of a significant reduction in procurement and service costs due to lower fuel costs and the dispatch of Bocamina II during the period. In distribution, this was mainly due to the positive non-recurring effect of the regulatory change in Argentina.

➢  The Company’s operating result (EBIT) rose by 18.4% to Ch$1,741,138 million.

➢  The net financial result improved by 22.4% with respect to that of 2012, totaling a loss of Ch$ 168,029 million. This lower expense was mainly due to higher interest income of Ch$ 27,997 million as a result of the investment of cash proceeds from the capital increase terminated in late March, 2013.  In addition, aggregate debt decreased to US$ 6,921 million and we evidenced lower nominal interest rates, declining from an average of 8.9% in 2012 to 8.2% in 2013, in turn the result of improvement in credit conditions in all the countries where we operate.

➢  As a result of these variations, net income before taxes was Ch$ 1,617,568 million, an increase of 24.5% over 2012.

➢  On January 14, Enersis presented a voluntary tender offer for all the shares of our Brazilian distribution subsidiary, Coelce.  We seek to acquire all the minority shares issued by Coelce at a price of R$49 per share, representing a premium of 20.1% over the weighted average price of the A Series shares for the 30 trading days prior to the offer, exercisable until February 17. Enersis already holds 58.87% and, if the offer is fully successful, we could disburse up to US$ 645 million. This will be done with the proceeds of the capital increase which totaled around US$ 2,400 million. With this investment, Enersis seeks to strengthen its presence in the Brazilian electricity distribution market.

FINANCIAL SUMMARY

➢ Liquidity has continued in a solid position, as shown below:

•      Cash and cash equivalents                                                        US$ 3,065 million

•      Cash and cash equiv. + 90 days cash investments                     US$ 4,487 million

•      Committed credit facilities available                                            US$ 757 million

•      Uncommitted credit facilities available                                        US$ 925 million

➢ The average nominal interest rate in this period fell from 8.6% to 8.1%, influenced by the improvement in credit conditions in all the countries where we operate.

Hedging and protection:

In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect its cash flows and balance sheet, as follows:.

•      The Enersis Group’s exchange rate policy is based on its cash flows and seeks to maintain a balance between US dollar indexed flows, and assets and liabilities in that currency. In addition, we have contracted cross-currency swaps for a total amount of US$ 1,428 million and forwards for US$ 599 million.

•      In order to reduce volatility in the financial results due to interest rate fluctuations, we seek to maintain a suitably balanced debt structure. We have also contracted interest-rate swaps for US$ 427 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though subsidiaries in the five countries in which the Company operates. The principal businesses for Enersis are electricity generation and distribution.

The results and business figures of the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, began to be recorded by Enersis since April 2013.

The following tables provide key information for our subsidiaries for the years ended December 31, 2013 and 2012.

Generation Business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Dec-13	Dec-12	Dec-13	Dec-12

Endesa Chile (1)	SIC & SING Chile	20,406	20,878	32.3%	34.2%
Endesa Costanera	SIN Argentina	8,962	8,655	7.2%	7.1%
El Chocón	SIN Argentina	3,392	3,197	2.7%	2.6%
Dock Sud	SIN Argentina	4,195	-	3.4%	0.0%
Edegel consolidated	SICN Peru	8,903	9,587	25.0%	28.5%
EE. Piura	SICN Peru	594	-	1.7%	0.0%
Emgesa	SIN Colombia	16,090	16,304	18.4%	19.2%
Cachoeira Dourada	SICN Brazil	3,564	4,344	0.8%	1.0%
Endesa Fortaleza	SICN Brazil	3,262	2,947	0.7%	0.7%

Total		69,369	65,912

(1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution Business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12

Chilectra (**)	15,152	14,445	5.3%	5.4%	1,694	1,659	2,274	2,261
Edesur	18,137	17,738	10.8%	10.6%	2,444	2,389	736	810
Edelnor	7,045	6,863	7.9%	8.2%	1,255	1,203	2,037	1,982
Ampla	11,049	10,816	19.8%	19.6%	2,801	2,712	2,466	2,383
Coelce	10,718	9,878	12.5%	12.6%	3,500	3,338	2,836	2,683
Codensa	13,342	12,972	7.0%	7.3%	2,687	2,588	2,594	2,578

Total	75,443	72,712	10.6%	10.6%	14,381	13,889	1,778	1,810

(*) Includes final customer sales and tolls.
(**) Consolidated data.

I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

The net income attributable to the shareholders of Enersis as of December 31, 2013 was Ch$ 658,514 million, representing a 74.5% increase over the year before, Ch$ 377,351 million.

As a result of the new standard IFRS 11 "Joint Arrangements”, the jointly controlled companies that were consolidated on a proportional basis through December 31, 2012, should now be retroactively recorded under the participation method. The companies affected are: Centrales Hidroeléctricas de Aysén S.A., Inversiones Gas Atacama Holding Ltda., Distribuidora Eléctrica de Cundinamarca S.A., and their subsidiaries as well as Transmisora Eléctrica de Quillota Ltda. These changes did not affect the equity or income attributable to the owners of the parent company.

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Dec-13	Dec-12	Change	% Change

Revenues	6,264,446	6,495,953	(231,507)	(3.6%)
Sales	5,696,777	6,182,124	(485,347)	(7.9%)
Other operating income	567,669	313,829	253,840	80.9%
Procurements and Services	(3,089,141)	(3,695,023)	605,882	16.4%
Energy purchases	(1,820,614)	(1,848,670)	28,056	1.5%
Fuel consumption	(386,116)	(763,792)	377,676	49.5%
Transportation expenses	(399,680)	(474,178)	74,498	15.7%
Other variable costs	(482,731)	(608,383)	125,652	20.7%
Contribution Margin	3,175,305	2,800,930	374,375	13.4%
Personnel costs	(403,717)	(360,512)	(43,205)	(12.0%)
Other fixed operating expenses	(520,099)	(492,559)	(27,540)	(5.6%)
Gross Operating Income (EBITDA)	2,251,489	1,947,859	303,630	15.6%
Depreciation and amortization	(435,473)	(434,484)	(989)	(0.2%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(74,878)	(42,612)	(32,266)	(75.7%)
Operating Income	1,741,138	1,470,763	270,375	18.4%
Net Financial Income	(168,029)	(216,642)	48,613	22.4%
Financial income	260,127	232,130	27,997	12.1%
Financial costs	(388,368)	(419,889)	31,521	7.5%
Gain (Loss) for indexed assets and liabilities	(9,415)	(12,757)	3,342	26.2%
Foreign currency exchange differences, net	(30,373)	(16,126)	(14,247)	(88.4%)
Other Non Operating Income	44,459	45,568	(1,109)	(2.4%)
Net Income From Sale of Assets	19,170	15,186	3,984	26.2%
Share of profit (loss) of associates accounted for using the equity method	25,289	30,382	(5,093)	(16.8%)
Otther Non Operating revenues (expenses)	-	-	-	N/A
Net Income Before Taxes	1,617,568	1,299,689	317,879	24.5%
Income Tax	(504,167)	(406,676)	(97,491)	(24.0%)
NET INCOME	1,113,401	893,013	220,388	24.7%
Net Income attributable to owners of parent	658,514	377,351	281,163	74.5%
Net income attributable to non-controlling interest	454,887	515,662	(60,775)	(11.8%)

Earnings per share Ch$ (*)	13.41	11.56	1.86	16.1%

(*) As of December 31th, 2013, there are 49,092,772,762 paid and subscribed shares; as of Dcember 31th, 2012, there were 32,651,166,465 of shares.

Operating income:

Operating income increased by  Ch$ 270,375 million, or 18.4%, reaching  Ch$1,741,138 million in 2013 compared to Ch$1,470,763 million in 2012.

The breakdown of operating revenue and expenses by business line for the years ended December 31, 2013 and 2012 is shown in the following table:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12

Operating Revenues	2,441,120	2,678,262	4,404,480	4,423,281	(581,154)	(605,590)	6,264,446	6,495,953
Operating Costs	(1,496,625)	(1,887,470)	(3,584,992)	(3,730,447)	558,309	592,727	(4,523,308)	(5,025,190)

Operating Income	944,495	790,792	819,488	692,834	(22,845)	(12,863)	1,741,138	1,470,763

Change in million Ch$ and %	153,703	19.4%	126,654	18.3%	(9,982)	(77.6%)	270,375	18.4%

The generation and transmission businesses produced operating income of Ch$ 944,495 million, increasing 19.4%, or Ch$ 153,703 million. Physical sales increased by 5.2% to 69,369 GWh (65,912 GWh in 2012).

Operating income for the generation and transmission businesses, detailed by country, is shown in the following table:

OPERATING INCOME BY COUNTRY
Generation & Transmission
(Figures in million Ch$)
	Chile		Argentina		Brazil		Colombia		Peru		Eliminaciones	Total
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-12	Dec-13	Dec-12

Operating Revenues	962,879	1,107,117	173,768	347,671	349,612	361,855	639,460	580,151	315,886	282,124		2,441,120	2,678,262

Operating Costs	(697,621)	(941,658)	(138,639)	(341,795)	(189,007)	(181,111)	(275,531)	(242,491)	(196,312)	(181,071)		(1,496,625)	(1,887,470)

Operating Income	265,258	165,459	35,129	5,876	160,605	180,744	363,929	337,660	119,574	101,053		944,495	790,792

Change in million Ch$ and %	99,799	60.3%	29,253	497.8%	(20,139)	(11.1%)	26,269	7.8%	18,521	18.3%		153,703	19.4%

Chile

Operating income in Chile increased by 60.3%, from Ch$ 165,459 million in 2012 to Ch$ 265,258 million in 2013, mainly because of Ch$ 259,106 million lower procurement and service costs, particularly lower fuel costs of Ch$ 173,744 million, lower energy purchase costs of Ch$ 94,911 million as a result of reduced energy sales needs and a lower average price of purchased energy, and reduced transportation expenses of Ch$ 3,830 million, compensated by other variable procurement and services costs of Ch$13,379 million. On the other side, there were higher personnel expenses of Ch$ 9,852 million and higher other fixed costs of Ch$ 8,312 million, while there was reduction in depreciation and impairment losses of Ch$ 3,095 million,.

The above was partially offset by lower operating revenues of Ch$ 144,238 million, because of reduced energy sales of Ch$ 134,723 million. This is attributable to a lower average energy sale price, a 2.3% reduction in physical sales, and the agreement with CMPC of Ch$ 29,217 million from 2012. There also were reduced other operating revenues of Ch$ 58,532 million following the indemnity for lost earnings of Bocamina II in 2012. This was partially offset by larger other sales (gas) of Ch$ 25,243 million and additional other services of Ch$ 23,774 million.

Argentina

In Argentina, the operating income increased by Ch$ 29,253 million in 2013, principally due to Ch$ 33,050 million revenue received under the Endesa Costanera combined-cycle availability contract.

Endesa Costanera’s operating income changed from a loss of Ch$ 22,088 million in 2012 to a profit of Ch$ 21,144 million in 2013, as result of higher revenues of Ch$ 44,117 million. This is due to the availability contract, larger energy sales, reduced transportation and fuel costs s of Ch$ 2,990 million, reduced other fixed expenses of Ch$ 1,532 million and a  reduced charge for depreciation and impairment of Ch$ 1,445 million. This was offset by higher personnel expenses of Ch$ 3,344 million and larger energy purchases of Ch$ 3,086 million. Physical sales rose by 3.5% to 8,962 GWh in 2013.

El Chocón’s operating income fell to Ch$ 14,236 million, a 43% decrease. Operating revenue fell by Ch$ 12,506 million , mainly explained by the result of translation effects and a lower average sale price, despite the increase in physical sales. Procurement and service costs fell by Ch$ 1,987 million, mainly due to a reduction of Ch$ 2,063 million in variable procurements and service costs and reduced energy purchases of Ch$ 884 million. This was partially offset by compensated by higher transportation expenses of Ch$960 million. Physical sales rose by 6.1% to 3,392 GWh.

The Argentine subsidiaries Central Dock Sud and Cemsa S.A.  were incorporated in the consolidation as a result of the capital increase of Enersis at the end of the first quarter of 2013. The results of these companies are booked from April 2013, contributing Ch$ 2,536 million and Ch$ 441 million respectively.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 15.4% decrease in Chilean pesos in 2013 as compared to 2012.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$ 160,605 million, Ch$ 20,139 million less than the Ch$ 180,744 million achieved in 2012.

Operating income of our subsidiary Cachoeira Dourada was Ch$ 23,316 million lower, mainly due to reduced revenues of Ch$ 37,750 million which can be further traced to reflecting 780 GWh less physical sales and a lower average sales price.  Procurement and service costs declined by Ch$ 14,832 million, mainly because of a reductions in transportation expenses  of Ch$ 5,612 million, other variable procurement and service costs of Ch$ 4,723 million and lower energy purchases of Ch$ 4,497 million.

The operating income of Endesa Fortaleza (CGTF) was Ch$ 49,039 million, an increase of Ch$ 7,167 million over 2012. Sales revenues rose by Ch$ 29,685 million as a result of higher average sales prices and 315 GWh additional physical sales. Procurement and service costs increased by Ch$ 25,029 million, mainly due to a greater fuel consumption of Ch$19,793 million, increased energy purchases and transportation expenses of Ch$ 4,276 million and higher other variable costs of Ch$ 960 million. These increases were partially offset by reduced fixed costs of Ch$ 2,376 million.

The operating income of our subsidiary CIEN decreased by Ch$ 4,410 million, falling to Ch$ 32,530 million through December 2013. This is mainly explained by reduced sales revenues of Ch$ 4,834 million and reduced operating expenses of Ch$ 424 million. Both variations are due to the effect of the exchange from Brazilian reals to Chilean pesos following the devaluation of the Brazilian real.

The effect of translating the financial statements from Brazilian reals to Chilean pesos in both periods was a 7.8% reduction in Chilean peso terms in 2013 when compared to 2012.

Colombia

The operating income of the operations in Colombia grew 7.8% to Ch$ 363,929 million in 2013, due to a 10.2% increase in sales revenues. This increase of Ch$ 59,309 million in revenues is mainly the result of a rise in the average energy sale price, helping to offset a 1.3% reduction in physical sales.

This was partially neutralized by higher energy purchase costs  of Ch$ 38,482 million due to a rise in the spot market energy price and greater physical energy purchases. These are both consequences of the worsened hydrological situation in the first quarter of 2013, higher transportation expenses of Ch$ 2,408 million and higher personnel expenses of Ch$ 1,481 million. In addition, there were reduced variable procurement expenses of Ch$ 6,206 million, reduced fuel costs of Ch$ 1,346 million, reduced other fixed expenses of Ch$864 million and a lower depreciation and impairment charge of Ch$ 914 million.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 2.0% decline in Chilean peso terms in 2013 when compared to 2012.

Peru

Operating income in Peru totaled Ch$ 119,574 million in 2013, an increase of 18.3% over 2012, mainly due to lower operational costs and Empresa Eléctrica Piura´s contributions. Piura is a  subsidiary that was consolidated into Enersis with proceeds of the March 2013 capital increase.

Edegel’s operating income amounted Ch$ 112,192 million, an increase of 11.2% over 2012. Its operating expenses decreased by Ch$9,612 million, because of the 684 GWh drop in physical sales that were reflected on reduced energy purchases of Ch$ 18,681 million and reduced fuel consumption of Ch$ 3,326 million. These reductions were partially compensated by higher depreciation and impairment costs of Ch$ 6,187 million and higher variable procurements and service costs of Ch$5.812. The revenues slightly increased by Ch$1,682, due to the indemnity incomes of  TG-7 turbine damage at the Santa Rosa plant of Ch$18.972

In addition, the subsidiary Empresa Electrica Piura contributed to the operating income by Ch$7,249.

The distribution business showed an 18.3% increase or Ch$ 126,654 million in operating income, rising to Ch$ 819,488 million. Physical sales increased 2,731 GWh to 75,443 GWh, 3.8% greater than 2012. The number of customers increased by 3.5%, or 492,000 new customers, amounting to a total of 14.3 million customers.

The following shows details of the operating income of the distribution business by country:

OPERATING INCOME BY COUNTRY
Distribution
(Figures in million Ch$)
COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Eliminaciones	Total
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-12	Dec-13	Dec-12

Operating Revenues	975,024	984,738	528,653	321,242	1,634,112	1,880,665	852,780	851,622	413,911	385,014		4,404,480	4,423,281
	-	-	-	-	-	-	-	-	-	-		-	-
Operating Costs	(836,143)	(851,363)	(406,655)	(375,345)	(1,400,496)	(1,575,943)	(611,892)	(612,851)	(329,806)	(314,945)		(3,584,992)	(3,730,447)

Operating Income	138,881	133,375	121,998	(54,103)	233,616	304,722	240,888	238,771	84,105	70,069		819,488	692,834

Change in million Ch$ and %	5,506	4.1%	176,101	325.5%	(71,106)	(23.3%)	2,117	0.9%	14,036	20.0%		126,654	18.3%

Chile:

In Chile, our subsidiary Chilectra produced operating income of Ch$ 138,881 million, representing 4.1%, or Ch$ 5,506 million improvement over 2012. This is due to reduced operating cost of Ch$ 15,220 million, from Ch$ 14,384 million reduced energy purchase expenses, Ch$ 1,719 million less transportation expenses, and lower other fixed costs of Ch$ 2,020 million. This was offset by Ch$ 1,463 million higher depreciation and impairment costs, Ch$ 879 million higher personnel expenses, and Ch$ 561 million higher other expenses.

Operating revenue declined by Ch$ 9,714 million, or 1%, because of lower average energy sales prices amounting to Ch$ 17,551 million. This was partially compensated for by 707 GWh more physical energy sales, totaling 15,152GWh in 2013, higher revenue from other services, and other operating income which increased Ch$ 7,837 million, primarily for energy transmission and higher indemnities received from third parties.

Energy losses declined by 0.1 percentage points to 5.3% in 2013, and the number of customers grew by 35,000 reaching 1.69 million.

Argentina:

In Argentina, our subsidiary Edesur  increased operating income by Ch$ 176,101 million, improving from a loss of Ch$ 54,103 million in 2012 to a profit of Ch$121,998 million in 2013.

Resolution 250/13 in addition to the Energy Secretariat Note 6852/13, that recognize costs not transferred to tariff since 2007 through September 2013 in connection with the application of the cost monitoring mechanism, have permitted the recognition of a Ch$ 250,533 million increase in operating income over 2012.This effect was partially compensated for a Ch$ 40,825 million reduction in sales revenues, due to the recognition of Ch$ 21,602 million in fines for service quality and the negative effect (15.4% less) of the exchanging Argentine pesos to Chilean pesos.

Fixed operating expenses have also increased by Ch$ 31,310 million due to an increase in personnel expenses of Ch$ 19,185 million and a Ch$ 18,594 million increase in other fixed expenses for supplies and contracted services, which have had general price increases.

The above was partially offset by a Ch$ 5,620 million reduction in procurement and service costs, principally due to Ch$ 6,185 million lower energy purchase costs, offset by higher transportation costs of Ch$ 624 million.

Physical sales rose by 2.2% to 18,137 GWh in 2013. Energy losses rose by 0.2 percentage points to 10.8%. The number of customers increased by 55,000,  exceeding 2.44 million.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 15.4% decrease in Chilean pesos in 2013 as compared to 2012.

Brazil:

In Brazil, the operating income of our distribution subsidiaries was Ch$ 233,616 million, 23.3% lower than  2012. This is mainly due to lower average sale prices following after 2012´s Decree N°579 tariff revision and the effects of the drought affecting Brazil that has significantly increased energy costs. Not all of these extra costs have yet been recognized in distributor companies’ tariffs. The currency translation effect has also produced a fall of 7.8% in Chilean in pesos terms.

Ampla’s operating income in 2013 was Ch$ 172,199 million, a decrease of Ch$ 1,517 million. This is mainly due to Ch$ 133,951 million less procurement and service costs, particularly Ch$ 99,669 million lower other variable procurement costs and Ch$ 43,739 million reduced transportation costs. This was offset by Ch$ 9,457 million higher energy purchase costs. Depreciation and impairment cost increased by Ch$ 7,301 million, while personnel expenses declined by $ 2,628 million. Operating revenue declined Ch$ 129,106 million, mainly due to a reduction in average energy sales prices following a tariff reduction, despite growth of 2.2% in physical sales growing to 11,049 GWh. Energy losses increased by 0.2 p.p., from 19.6% to 19.8%. The number of Ampla’s customers increased by 89,000 to over 2.8 million customers.

Coelce’s operating income decreased 53.1%, or Ch$ 69,588 million, to Ch$ 61,417 million. Operating revenue fell by Ch$ 117,446 million, mainly due to a reduction in the average sale price following the tariff reduction, despite a significant increase in physical sales. This was partially offset by a Ch$ 53,437 million reduction in procurement and service costs, including a Ch$ 20,453 million reduction in transportation costs and a Ch$ 8,173 million increase in energy purchase costs. Depreciation and impairment cost increased by Ch$ 13,281 million, fixed costs declined by Ch$ 4,147 million, and personnel expenses decreased by Ch$ 3,285 million.

Coelce’s physical sales amounted to 10,718 GWh, an 8.5% increase over 2012. Energy losses declined by 0.1 p.p. to 12.5% and the number of customers grew by 162,000  to more than 3.5 million customers.

The effect of translating the financial statements from Brazilian reals to Chilean pesos in both periods led to a 7.8% decrease in Chilean pesos in 2013 as compared to 2012.

Colombia:

In Colombia, Codensa’s operating income was Ch$ 240,888 million, an increase of Ch$ 2,117 million compared to 2012, mainly due to higher physical sales during the year. It also was affected by the conversion effects of translation to Chilean pesos (2.0% less).

Physical sales grew 2.9% to 13,342 GWh in the year. Energy losses dropped by 0.3 p.p. to 7.0% and 99,000 new clients were added, bringing the total to more than 2.69 million customers.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 2.0% decline in Chilean peso terms in 2013 as compared to 2012.

Peru:

Our subsidiary Edelnor reported operating income of Ch$ 84,105 million, an increase of Ch$ 14,036 million over 2012. This is explained by an increase in operating revenue of Ch$ 28,898 million, mainly due to higher physical sales and other services.  This was partially offset by higher procurement and service costs of Ch$ 14,437 million, due to a Ch$13,347 million  increase in energy purchase costs and a Ch$ 1,090 million increase in other variable costs. There were also higher personnel expenses of Ch$ 1,503 million and lower fixed costs of Ch$ 1,079 million.

Physical sales increased by 182 GWh to 7,045 GWh through December 2013. Energy losses showed a reduction of 0.2 p/p to 8.0% in 2013, and 52,000 new customers were added, bringing the total to 1.26 million customers.

The following summarizes the revenues, operating costs and operating income of the Enersis Group subsidiaries for 2013 and 2012:

Operating Income Detail
(Figures in million Ch$)

	Dec-13			Dec-12
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	2,027,432	(1,244,593)	782,839	2,320,385	(1,707,969)	612,416
Cachoeira Dourada	117,445	(35,637)	81,808	155,195	(50,071)	105,124
CGTF	168,871	(119,832)	49,039	139,186	(97,314)	41,872
Cien	67,689	(35,159)	32,530	72,523	(35,583)	36,940
Chilectra S.A.	975,024	(836,143)	138,881	984,738	(851,363)	133,375
Edesur S.A.	528,653	(406,655)	121,998	321,242	(375,345)	(54,103)
Edelnor S.A.	413,907	(329,810)	84,097	385,009	(314,949)	70,060
Ampla	945,131	(772,932)	172,199	1,074,237	(900,521)	173,716
Coelce	688,981	(627,564)	61,417	806,427	(675,422)	131,005
Codensa S.A.	852,780	(611,892)	240,888	851,622	(612,851)	238,771
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda.	15,442	(7,368)	8,074	17,039	(3,952)	13,087
Synapsis Soluc.y Servicios Ltda. (2)	-	-	-	-	-	-
ICT	5,445	(6,668)	(1,223)	6,206	(5,888)	318
Cemsa	1,591	(2,032)	(441)	-	-	-
Dock Sud	41,186	(43,722)	(2,536)	-	-	-
EE Piura	33,752	(26,503)	7,249	-	-	-
Holding Enersis y soc. inversión	40,913	(65,461)	(24,548)	39,903	(63,873)	(23,970)
	-	-	-	-	-	-
Consolidation Adjustments	(659,796)	648,663	(11,133)	(677,759)	669,911	(7,848)

Total	6,264,446	(4,523,308)	1,741,138	6,495,953	(5,025,190)	1,470,763

Financial Results

The net financial result was a loss of Ch$ 168,029 million, a cost reduction of Ch$ 48,613 million, or 22.4%, with respect to 2012.

This is mainly explained as follows:

Higher financial income of Ch$ 27,997 million, mainly due to Ch$ 37,641 million more income for Enersis  from investments related to the capital increase, higher revenue in Edesur of Ch$ 27,873 million following the effects of the application of Resolution 250/13, and the Ch$ 17,663 million correction of Ampla’s recoverable taxes which was partially offset by reduced revenue as a result of the correction in Brazil of non-amortized assets on the termination of the Ampla and Coelce’s concessions.  The new depreciated replacement value of Ch$ 50,448 million, reduced Ch$ 2,714 million of revenue from agreements and financing and lowered other revenue by Ch$ 2,018 million.

Lower financial expenses of Ch$ 31,521 million mainly the result of a Ch$ 25,675 million decrease in financial costs of bank loans and bonds and a downward revision of contingencies of Ch$ 6,090 million.

Lower charge for indexation adjustments of Ch$ 3,342 million due to the effect produced by variations in the value of the Unidad de Fomento (UF) with respect to UF denominated debt of some companies in Chile. This is because the UF in 2013 increased its value by 2.1% compared with the 2.5% increase the year before.

Higher charge for exchange differences of Ch$ 14,247 million, mainly explained by gains derivied from variations in exchange rates, on cash and cash equivalents of Ch$ 2,463 million, accounts receivable, financial assets and other receivables in US dollars of Ch$ 43,188 million and losses on US dollar liabilities of Ch$ 59,898 million.

Asset sales

The gain on asset sales was Ch$ 3,984 million, explained by the profits obtained from transmission line sales of Ch$ 2,532 million, sale of land of Ch$ 610 million and other sales of Ch$ 842 million.

Corporate Taxes

Corporate income tax shows an increased charge of Ch$ 97,491 million, mainly due to: Ch$ 74,341 million higher taxes in Enersis , Ch$ 51,429 million in Endesa Chile, Ch$ 13,621 million in Edesur , Ch$ 8,898 million in Emgesa, Ch$ 7,144 million in Inversiones Sudamérica, Ch$ 6,638 million in Chilectra, Ch$ 5,504 million in Codensa, Ch$ 4,968 million in Celta, Ch$ 1,609 million in Dock Sud, and Ch$1,080 million in EE Piura. This was partially compensated by a Ch$ 43,924 million reduction in taxes in Pehuenche and a Ch$ 33,737 million  reduction in Coelce.

ANALYSIS OF FINANCIAL POSITION STATEMENT

Assets (million Ch$)	Dec-13	Dec-12	Change	% Change

Current Assets	3,896,215	2,290,189	1,606,026	70.1%
Non Current Assets	11,281,449	10,956,303	325,146	3.0%

Total Assets	15,177,664	13,246,492	1,931,172	14.6%

The Company’s total assets as of December 2013 showed an increase of Ch$ 1,966,210 million over December 2012, mainly due to:

➢  Current assets increasing by Ch$ 1,606,026 million, equivalent to 70.1%, as a result of:

❖  Ch$ 790,556 million increase in cash and cash equivalents, mainly because of a Ch$ 623,508 million increase in Enersis following the capital increase completed in March 2013, Ch$ 79,146 million in Endesa Brasil with respect to dividends received from subsidiaries, Ch$ 50,880 million in Endesa Chile due to larger deposits and repurchase agreements, Ch$ 40,008 million in Emgesa following a bond issuance, Ch$ 33,844 million in  Ampla Energía following the collection of energy surcharges of, Ch$ 22,934 million in Edelnor due to greater cash generation, increases through the consolidation of the financial statements of Enersis and companies contributed as part of the capital increase, which include the balances of Empresa Eléctrica de Piura (Ch$ 6,535 million), Dock Sud (Ch$ 6,413 million), and Cemsa (Ch$ 2,599 million). The above was partially offset by the reduction in Cachoeira Dourada of Ch$ 48,358 million for dividend payments, reduction in Codensa of Ch$ 15,658 million for dividend payments and repayment of obligations, and in Coelce of Ch$ 14,483 million for dividend payments.

❖  An increase in other current financial assets of Ch$ 586,527 million due to increases in Enersis of Ch$ 516,347 million with respect to investments in timed deposits with maturities over 90 days with part of the cash received from the capital increase. Codensa and the Endesa Brasil Group used Ch$ 47,071 million and Ch$ 20,085 million, respectively, to invest  in financial instruments with maturities over 90 days. Edelnor benefitted by Ch$ 3,941 million following the transfer from long term of interest-rate hedge instruments.

❖  A Ch$ 38,220 million increase in other current non-financial assets of, due to increases in Edegel of Ch$ 20,060 million for indemnities receivable, in Ampla Energía of Ch$ 9,193 million following an increase in services provided to third parties, in Prátil of Ch$ 1,196 million for an increase in services and a larger investment in research and development projects, and the incorporation of Empresa Eléctrica de Piura of Ch$ 6,581 million and Dock Sud of Ch$ 1,322 million.

❖ Increases in trade debt and other accounts receivable, currently, Ch$ 198,473 million, mainly from the Ch$ 144,943 million increase in Edesur of due to the recognition of the effects of Resolution 250/13, Ch$ 22,978 million in Celta from the amendment of YPF, in Emgesa due to  Ch$ 19,183 million  greater sales on the exchange, in Ampla Energía Ch$ 9,159 million for increased billings, in Codensa  Ch$ 8,170 million, and Ch$ 21,549 million more accounts and balances receivable, mainly in Dock Sud, company contributed in Enersis’ capital increase in March 2013. The above was partially offset by reductions in Endesa Chile of Ch$ 15,613 million due to the collection of indemnities and increased sales, in Construcciones y Proyectos Los Maitenes of Ch$ 6,053 million relating to payments for land sales, and in Cachoeira Dourada of Ch$ 5,184 million due to lower sales.

➢  The increase in non-current assets of Ch$ 325,146 million, equivalent to 3.0%, is mainly due to:

❖  An Increase in property, plant, and equipment of Ch$ 383,876 million mainly explained by new investments of Ch$ 703,077 million, the incorporation of the companies included in Enersis’s capital increase of Ch$ 114,175 million and other movements of Ch$ 6,965 million. This was partially offset by a decrease reflecting the translation effects of the companies’ different functional currencies of Ch$ 81,390 million, amortization and depreciation for the period of Ch$ 339,241 million and impairments and retirements of fixed assets of Ch$ 19,711 million.

❖  An Increase in other non-current financial assets of Ch$ 52,518 million, mainly due to increases in financial asset CNIIF 12 in Ampla and Coelce of Ch$ 77,266 million due to an increase in financial assets under IFRIC 12, and in Enersis of Ch$ 7,821 million, offset by reductions of Ch$ 31,860 million mainly due to financial derivatives current assets transfer in Endesa Chile.

❖  An Increase in non-current receivables of Ch$ 20,146 million, due mainly to the incorporation in the consolidated financial statements of Dock Sud for Ch$ 27,673 million, which includes the account receivable from Foninvemem, an increase Ampla Energía of Ch$ 5,026 million and in Cien of Ch$ 4,304 million, partially offset by reductions in El Chocón and Endesa Costanera of Ch$ 9,756 million and Ch$ 5,219 million respectively, following the transfer to short term of the balance of Foninvemem payments.

❖  An Increase in investments booked using the participation method of Ch$ 33,564 million, mainly due to the recognition of higher revenues in Gas Atacama Holding Investments of Ch$ 17,002 million, in GNL Quintero of Ch$ 4,915 and in Electrogas S.A. of Ch$ 4,186 million, also by higher convertion effects of Ch$ 11,300 million mainly by Gas Atacama Holding Investments and by capital increase of Ch$ 5,085 million in Centrales Hidroeléctricas de Aysen. This was partially offset by declared dividends in Electrogas S.A. of Ch$5,081 million, in GNL Quintero of Ch$3,089 million and in Distribuidora Eléctrica de Cundinamarca of Ch$ 1.179 million.

The above were partially offset by:

❖  A decrease in deferred tax assets of Ch$ 111,418 million, mainly due to compensation of deferred tax assets and liabilities of the Brazilian subsidiaries Ampla, Coelce and Cien of Ch$ 103,757 million and in Endesa Chile of Ch$ 9,462 million.

❖  A decrease in intangible assets other than goodwill of Ch$ 28,442 million in the period, mainly explained  by amortization of Ch$ 96,232 million, impairment and retirements of assets of Ch$ 28,840 million, translation effects of Ch$ 53,080 million, and other movements of Ch$ 39,274 million. This was partially offset by the increase in new investments of Ch$ 186,109 million and the incorporation of new companies into the Enersis Group of Ch$ 2,875 million.

❖  Decrease in goodwill of Ch$ 19,354 million related mainly to the translations effects of foreign investments.

Liabilities (million Ch$)	Dec-13	Dec-12	Change	% Change

Current Liabilities	2,981,259	2,346,731	634,528	27.0%
Non Current Liabilities	3,688,940	3,941,554	(252,614)	-6.4%
Total Shareholders' Equity	8,507,465	6,958,207	1,549,258	22.3%
Attributable to shareholders of the company	6,168,554	3,893,799	2,274,755	58.4%
Attributable to minority interest	2,338,911	3,064,408	(725,497)	-23.7%

Total Liabilities and Shareholders' equity	15,177,664	13,246,492	1,931,172	14.6%

The Company’s total liabilities and shareholders’ equity increased by Ch$ 1,931,172 million compared to December 2012. This is mainly explained by an increase of Ch$ 1,549,258 million in shareholders’ equity and an increase of Ch$ 634,528 million in current liabilities, partially offset by a Ch$ 252,614 million decrease in non-current liabilities.

➢  Current liabilities increased by Ch$ 634,528 million, equivalent to 27.0%, mainly due to:

❖  An increase of other current financial liabilities of Ch$ 248,252 million, due to increases in Enersis of Ch$ 307,050 million because of the transfer of US$ debt and a swap from long term, in Dock Sud of Ch$ 47,928 million and in Empresa Eléctrica de Piura of Ch$ 4,682 million, both of which were incorporated into the Enersis group on April 1, 2013. This was offset by reductions in Endesa Chile of Ch$ 91,322 million, from bond repayments net of transfers of debt from long term, and in Edesur of Ch$ 19,417 million.

❖  An increase in other current provisions of Ch$ 28,852 million, mainly from increases in Edesur of Ch$ 19,053 million with respect to fines concerning quality, in Endesa and Enersis of Ch$ 6,660 million for personnel expenses, in Edelnor of Ch$ 1,222 million of sundry provisions, and in other provisions of Ch$ 1,917 million.

❖  Increases in trade creditors and other accounts payable of Ch$ 224,741 million mainly due to: the increases in payments to energy suppliers of Ch$ 111,241 million, in other accounts payable of Ch$ 68,876 million, and in dividends payable of Ch$ 54,219 million. This was offset by a decrease in fuel, gas, and energy suppliers of Ch$ 10,788 million.

❖  Increases in accounts payable to related companies of Ch$ 54,153 million mainly due to: the incorporation of Dock Sud into Enersis of Ch$ 53,725 million relating to a loan payable to Endesa Latinoamérica and in dividends payable to Endesa Spain of Ch$ 40,106 million. These were partially offset by a reduced account payable to Cemsa of Ch$ 27,830 million following its incorporation into the Enersis group on April 1, 2013 and lower dividends paid to Endesa Latinoamérica of Ch$ 7,639 million.

❖  Increase in current tax liabilities of Ch$ 85,603 million due to the increases in taxes due from Enersis of Ch$ 44,982 million, in Endesa Chile of Ch$ 29,748 million, in Edesur of Ch$ 8,529, in Emgesa of Ch$ 7,044 million, plus tax adjustments in Ampla Energía of Ch$ 9,671 million, and VAT payable by Chilectra of Ch$ 11,798 million.  The above was offset by reductions in Pehuenche of Ch$ 9,623 million, in Codensa of Ch$ 8,256 million, in Cien of Ch$ 4,595 million and in Coelce of Ch$ 2,085 million.

➢  Non-Current liabilities decreased by Ch$ 252,614 million, equivalent to 6.4%, mainly explained by:

❖  A Decrease in other non-current financial liabilities (financial debt and derivatives) of Ch$ 137,871 million, mainly due to transfers of debt to short term, in Enersis of Ch$ 296,898 million, in Endesa Chile of Ch$ 74,729 million, in Edegel of Ch$ 16,937 million, in Coelce of Ch$ 6,923 million and in Fortaleza of Ch$ 6,875 million. This was offset by increases in new debt issues in Emgesa of Ch$ 117,073 million, in Ampla Energía of Ch$ 59,783 million, in Codensa of Ch$ 34,976 million, in Edelnor of Ch$ 14,830 million and the incorporation of Empresa Eléctrica de Piura of Ch$ 44,178 million.

❖  A Decrease of deferred tax liabilities of Ch$ 105,641 million mainly due to compensation of deferred taxes of assets and liabilities of the Brazilian subsidiaries Ampla, Coelce, and CIEN of Ch$ 91,263 million and decreases in Endesa Chile of Ch$ 18,593 million and in Edelnor of Ch$ 4,144 million, offset by increases in Dock Sud and E.E. Piura of Ch$ 4,737 million and Ch$ 3,946 million respectively, which entered the Enersis group in March 2013.

❖  A Decrease in other non-current non-financial liabilities of Ch$ 17,656 million caused by the transfer to short term of quotas of capital tax in Emgesa in the amount of Ch$ 11,453 million and Codensa of Ch$ 7,539 million, compensated by other effects of Ch$ 1,336 million.

These reductions in non-current liabilities were partially offset by increases in other non-current accounts payable of Ch$ 8,807 million in the subsidiaries Ampla and Coelce.

➢  The shareholders’ equity increased by Ch$1,549,258 million over December 2012.

❖  The part attributable to shareholders of the Company increased by Ch$ 2,274,755 million, explained mainly by the increase in paid capital of Ch$ 2,844,398 million, the net income for the period of Ch$ 658,514 million, was partially offset by the final dividend of Ch$ 273,024 million and negative reserves of Ch$ 961,998 million. The variation in reserves is explained mainly by the effect on reserves of the difference between the book value and the contribution value of the assets contributed in the capital increase operation of Ch$ 855,973 million net of translation differences, negative translation differences in the period of Ch$ 57,188 million, capital increase expenses of Ch$ 18,600 million net of the premium obtained in the share placement and the reduction in hedge reserves of Ch$ 30,681 million.

❖ Non-controller participations decreased by Ch$ 725,497 million, mainly explained by the reduction in minority shareholders due to the contribution of their participations in the capital increase of Ch$ 752,201 million and other dividend reserves of Ch$ 387,641, partially offset by the comprehensive result for the period of Ch$ 407,686 million.

Changes in the main financial indicators are as follows:

Indicator		Unit	Dec-13	Dec-12	Dec-12	Change	% Change

Liquidity	Current liquidity	Times	1.31	0.98	-	0.33	33.7%
	Acid ratio test (1)	Times	1.27	0.94	-	0.33	35.1%
	Working Capítal	MM$	914,956	(56,542)	-	971,498	N/A
Leverage	Leverage	Times	0.78	0.90	-	(0.12)	(13.3%)
	Short Term Debt	%	0.45	37.3%	-	7.4%	19.8%
	Long Term Debt	%	0.55	62.7%	-	-7.4%	(11.8%)
	Financial Expenses Coverage (2)	Times	5.26	-	4.34	0.92	21.2%
Profitability	Operating Income/Operating Revenues	%	27.8%	-	22.6%	5.2%	22.8%
	ROE (annualized)%		13.1%	-	9.7%	3.4%	35.1%
	ROA (annualized)%		7.8%	-	6.6%	1.2%	17.9%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity ratio as of December 2013 was 1.31 times, showing a 33.7% increase compared to December 2012. This reflects the cash received in the capital increase completed on March 28, 2013 which leaves the company in an excellent liquidity position.

The leverage ratio is 0.78 times as of December 31, 2013, reducing by 13.3% compared to December  2012, reflecting the equity increase as a result of the capital increase.

The financial expense coverage ratio shows an increase of 0.92 times, equivalent to 21.2%, moving from 4.34 times in 2012 to 5.26 times in 2013. This is the result of the increase in EBITDA and the decrease in the company’s financial costs in this period.

The profitability indicator, being operating income over operating revenues, increased 5.2% to 27.8% as of 2013.

The annualized return on equity of the shareholders of the Company is 13.1%, with a 35.1% increase compared to 2012 when it was 9.7%. This was a consequence of the increase in shareholder’s equity due to the capital increase operation, and the improved results for the period.

Return on Assets increased from 6.6% in 2012 to 7.8% in 2013, mainly due to the improved results for the period.

MAIN CASH FLOWS

The Company generated a positive net cash flow during the year of Ch$ 813,854 million, comprised as follows:

Cash Flow (million Ch$)	Dec-13	Dec-12	Change	% Change

From Operating Activities	1,700,976	1,543,362	157,614	10.2%
From Investing Activities	(1,223,887)	(842,136)	(381,751)	(45.3%)
From Financing Activities	336,765	(1,012,275)	1,349,040	133.3%

Net Cash Flow	813,854	(311,049)	1,124,903	(361.6%)

Operating activities generated a positive net cash flow of Ch$ 1,700,976 million to December 2013, showing an increase of 10.2% over 2012. This is mainly composed by collections of sales and other income of Ch$ 7,107,141 million and other operating inflows of Ch$ 509,496 million, offset by payments to suppliers of goods and services of Ch$ 3,690,576 million, payments to employees of Ch$ 448,354 million, and other operating payments of Ch$ 1,776,731 million

Investment activities generated a negative net cash flow of Ch$ 1,223,887 million, a decrease in cash of 45.3% or Ch$ 381,751 million. These disbursements relate to investments in time deposits of 90 days or more of Ch$ 561,672 million, the incorporation of intangible assets (IFRIC 12) of Ch$ 169,371 million, and an increase in investment in the associate Hidroaysén of Ch$ 5,085 million, offset by interest received of Ch$ 92,177 million and dividends received of Ch$ 9,082 million.

Financing activities generated a net positive cash flow of Ch$ 336,765 million, mainly due to the issuance of new shares of Ch$ 1,130,818 million and loans drawn of Ch$ 530,736 million. This was offset by dividend payments of Ch$ 482,046 million, loan repayments of Ch$ 563,050 million, interest payments of Ch$ 230,584 million and other financing disbursements of Ch$ 49,109 million.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Dec-13	Dec-12	Dec-13	Dec-12

Endesa Chile	292,017	257,483	189,695	184,568
Cachoeira Dourada	5,971	8,209	5,800	6,389
CGTF	11,084	4,028	5,996	6,524
CIEN	5,574	3,220	13,524	14,068
Chilectra S.A.	40,248	47,435	25,402	25,414
Edesur S.A.	126,535	85,540	12,909	14,336
Edelnor S.A.	58,114	48,450	24,006	23,483
Ampla (*)	105,266	112,415	51,402	57,535
Coelce (*)	59,835	74,774	35,481	34,675
Codensa S.A.	62,608	61,143	61,825	65,855
Inmobiliaria Manso de Velasco Ltda.	250	274	263	259
Holding Enersis and investment companies	4,825	1,368	830	1,350
Cemsa	12	-	40	-
Dock Sud	-	-	5,386	-
EE Piura	437	-	2,867	-

Total	772,785	704,431	435,473	434,484

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental standards. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•        The public authorities are going to approve such environmental impact studies.

•        Public opposition will not cause delays or modifications to any proposed project

•        Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any one time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 72% as of December 31, 2013.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	31-12-2013%	31-12-2012%	01-01-2012%
Fixed Interest Rate	72%	60%	61%
Variable Interest Rate	28%	40%	39%
Total	100%	100%	100%

Exchange rate risk

Exchange risks are mainly related to the following transactions:

Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

Revenues of Group companies that are directly linked to dollar fluctuations

Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, basically through:

Fuel purchases for electricity generation

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Company has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of December 31, 2013, there are no commodity hedges outstanding. As of December 31, 2012, there were swap transactions for 462 barrels of Brent oil for January 2013 and 365 thousand tons of coal for the period January-June 2013. (There were no hedges outstanding as of January 1, 2012).

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 19 and 21 and Appendix 4.

As of December 31, 2013, the Enersis Group shows a liquidity of ThCh$ 1,606,387,569 in cash and cash equivalents and ThCh$ 208,900,680 in available committed long-term credit lines. As of December 31, 2012, the Enersis Group had a liquidity position of ThCh$ 815,832,061 in cash and cash equivalents and ThCh$ 240,683,000 in committed long-term credit lines (ThCh$ 1,187,684,209 and ThCh$ 238,832,000 respectively as of January 1, 2012).

Credit Risk.

The Enersis Group thoroughly follows up the credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible loss of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

The US dollar Libor interest rate.

The usual local banking-practice indices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The valuation of the various debt and financial-derivatives positions included in the calculation has been made consistently using the financial capital calculation methodology reported to management.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	31-12-2013%	31-12-2012%
Interest Rate	17,236,855	15,933,808
Exchange Rate	3,074,168	2,346,380
Correlation	(390,965)	(468,249)
Total	19,920,058	17,811,939

The Value at Risk positions have evolved during the 2013 period and year 2012 as a function of the start/maturity of the transactions.

Other risk

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

The non-payment, after any applicable grace period, of debts of these companies or, in the case of Endesa Chile, with an individual principal amount outstanding in excess of the equivalent of US$ 50 million and whose overdue amount is also in excess of the equivalent of US$ 50 million, could give rise to a cross-default under syndicated loans. This loan facility also include provisions with cross-acceleration terms for events other than non-payment in the above-mentioned companies, such as bankruptcy, insolvency and adverse enforceable judicial sentences, for amounts in excess of US$ 50 million, and expropriation of assets.

Similarly, non-payment, after any given applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds.

Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: February 7, 2014